UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of: March 2026

Commission file number: 001-36578

ENLIVEX LTD.

(Translation of registrant’s name into English)

14 Einstein Street, Nes Ziona, Israel 7403618

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

On March 26, 2026, Enlivex Ltd., a company organized under the laws of the State of Israel, issued a press release announcing that the Rain Foundation, which independently oversees the decentralized prediction markets Rain protocol, announced the launch of its AI agent-ready interface and a $5 million grant program to support developers and creators worldwide in building, launching, and monetizing their own independent prediction market platforms through AI agents, including OpenClaw. A copy of the press release is furnished herewith as Exhibit 99.1 and is incorporated herein by reference.

Exhibit No.

99.1	Press Release

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Enlivex Ltd.
(Registrant)

By:	/s/ Oren Hershkovitz
Name: Title:	Oren Hershkovitz Chief Executive Officer

Date: March 26, 2026

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